UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number 001-38108
(Check one):
☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: December 31, 2025
☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
For the Transition Period Ended: N/A
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I

REGISTRANT INFORMATION

Full Name of Registrant: Cumulus Media Inc.
Former Name if Applicable: N/A
Address of Principal Executive Office (Street and Number): 780 Johnson Ferry Road NE, Suite 500
City, State and Zip Code: Atlanta, Georgia 30342

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Cumulus Media Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Annual Report”) within the prescribed period without unreasonable effort or expense for the reasons set forth below.
As further described in the Company’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 5, 2026, the Company and certain of its direct and indirect subsidiaries (collectively with the Company, the “Company Parties”), on March 4, 2026, commenced filing voluntarily petitions for reorganization (the “Chapter 11 Cases”) pursuant to Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).

As a result of the Chapter 11 Cases, the Company is required to obtain the approval of the Bankruptcy Court to retain PricewaterhouseCoopers LLP (“PwC”) as the independent registered public accounting firm for the Company and its subsidiaries. On March 17, 2026, the Company filed a motion seeking to approve procedures to retain ordinary course professionals (the “Motion”) with the Bankruptcy Court, and separately filed a declaration in support of the Company’s retention of PwC to provide audit services. The deadline for parties in interest to object to the Motion is April 7, 2026. If the Company does not receive any objections, it is anticipated that the Bankruptcy Court may enter an order approving the Motion as early as April 8, 2026, or shortly thereafter. The required audit of the financial statements and the delivery of an audit opinion to be included in the Annual Report cannot be completed prior to the time PwC’s retention is approved by the Bankruptcy Court. Therefore, the ultimate timing of the Company’s filing of its Annual Report is dependent upon entry of the order.

The Company currently expects to file the Annual Report within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

Francisco J. Lopez-Balboa	(212)	735-1712
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As a result of the matters discussed in Part III above, the Company is unable to prepare and timely file the Annual Report within the prescribed time period. The Company expects to report consolidated net revenue of $741.7 million for the year ended December 31, 2025, compared to consolidated net revenue of $827.1 million for the year ended December 31, 2024.  The Company also expects to report net loss of $200.7 million for the year ended December 31, 2025, compared to net loss of $283.3 million for the year ended December 31, 2024. In addition, there is substantial doubt about the Company’s ability to continue as a going concern as described in the Form 8-K filed with the Commission on March 5, 2026.
Cautionary Statements Regarding Forward-Looking Statements
Any statements of the Company's expectations in this Notification of Late Filing on Form 12b-25 constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available information and are necessarily subject to risks, uncertainties and other factors, many of which are outside our control, that could cause actual results to differ materially from the Company's present expectations. These risks and uncertainties include, but are not limited to, including statements regarding the Company’s ability to continue operating its business and implement the restructuring transactions pursuant to the Chapter 11 Cases and the Plan, including the timetable of completing such transactions, if at all. Such risks and uncertainties include, among other things, risks attendant to the bankruptcy process, including the Company’s ability to obtain court approval from the Bankruptcy Court with respect to motions or other requests made to the Bankruptcy Court throughout the course of the Chapter 11 Cases; the ability of the Company to consummate a plan of reorganization; the effects of the Chapter 11 Cases, including increased legal and other professional costs necessary to execute the Company’s reorganization, on the Company’s liquidity (including the availability of operating capital during the pendency of the Chapter 11 Cases), results of operations or business prospects; the effects of the Chapter 11 Cases on the interests of various constituents; the length of time that the Company will operate under Chapter 11 protection; risks associated with third-party motions in the Chapter 11 Cases; Bankruptcy Court rulings in the Chapter 11 Cases and the outcome of the Chapter 11 Cases in general; general economic or business conditions affecting the radio broadcasting industry which may be less favorable than expected, decreasing spending by advertisers; changes in market conditions which could impair the Company Parties’ intangible assets and the effects of any material impairment of their intangible assets; the Company Parties’ ability to execute their business plan and strategy; the ability to attract, motivate, and/or retain key executives and associates; increased competition in and with the media industry and the Company Parties’ ability to respond to changes in technology, including artificial intelligence, in order to remain competitive; the Company Parties’ ability to respond successfully to various legal, regulatory, and operational issues related to the ongoing development of artificial intelligence; and shifts in population, demographics, audience tastes, and listening preference. Undue reliance should not be placed on such forward-looking statements, as such statements speak only as of the date on which they are made and the

Company undertakes no obligation to update or revise such statements, whether as a result of new information, future events or otherwise, except as required by law. Additional information regarding other risks related to the Company is discussed in Part 1, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and our other subsequent reports filed with the Commission.

Cumulus Media Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2026

		By:	/s/ Francisco J. Lopez-Balboa
Name: Francisco J. Lopez-Balboa
Title: Executive Vice President, Chief Financial Officer
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